Mail Stop 3561

September 24, 2007

Allan Richards, Senior Vice President
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re: The Great Atlantic & Pacific Tea Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 4, 2007**
> **File No. 333-143212**

Dear Mr. Richards:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 124

Note 1 – Basis of Presentation, page 131

1. Please expand your disclosure to define "Revised Historical A&P" and what stores constitute the Pending Disposition.

2. Please disclose your factual support for assuming cash from expected additional proceeds will be available from sales of inventory and property to partially fund the Pathmark acquisition.

Note 3 – Purchase Price Allocation, page 127

3. You state in your response that you are required to purchase the senior subordinated notes and that you will not be acquiring the notes. You also disclose on page 137 that you will pay down the outstanding debt of Pathmark. Tell us the accounting literature you are relying upon to exclude from the net assets acquired amounts acquired and subsequently or concurrently paid. If you are not required to acquire the debt, please clearly disclose that fact as previously requested. To the extent you pay down the Pathmark debt following or concurrently with the acquisition, please revise your presentation to show the historical book value of Pathmark net assets acquired, including the debt and deferred financing fees with the allocation of the consideration showing the amount allocated to the fair value of the Pathmark debt.

Note 4 – Financing, page 129

4. We note your response to comment 6 in our letter dated August 13, 2007. Please explain why the purchase price paid through the issuance to the Pathmark 2005 warrant holders decreased over 30% from $358.7 million in amendment no. 1 to $238.8 million in amendment no. 2. Please include the impact of the change in market price of the A&P stock previously used to the price used in this amendment. If there was a miscalculation in either computation, please explain in detail.

Where you can find more information, page 174

5. Please update the documents you have listed to incorporate by reference to include the Form 8-Ks filed September 19 and 20, 2007. Please also ensure that the Pathmark filings referenced are updated to include recent submissions.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Donna DiSilvio, Accountant, at (202) 551- 3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dan Zimmerman, Esq.
        Cahill Gordon & Reindel LLP